Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

January 27, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Susan Block

Re:	Papa Murphy’s Holdings, Inc. Amendment No. 1 to Draft Registration

Statement on Form S-1

Submitted December 16, 2013 (CIK No. 0001592379)

Dear Ms. Block:

On behalf of our client, Papa Murphy’s Holdings, Inc., a Delaware corporation (the “Company”), we are confidentially submitting herewith electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001592379) (the “Registration Statement”). In connection with such submission, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated January 10, 2014. We are sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Securities and Exchange Commission

January 27, 2014

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no such written communications have been made and that no such research reports have been published or distributed.

2.	Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials. Alternatively, please confirm that you do not have any additional pages which include pictures or graphics to be presented.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will supplementally provide mock-ups of such pages when available.

3.	Included with your next response to us please provide us with the basis for each of the claims made in the first and second paragraphs of the Create, Take, Bake section of the prospectus summary and the statement on page 4 that you have “one of the lowest average checks per person in the restaurant industry.”

The Company has supplementally provided copies of all sources to the Staff that were relied upon as the basis for the claims made in the first and second paragraphs of the Create, Take, Bake section of the prospectus summary and the referenced statement on page 4, marked to highlight the sections relied upon and cross-referenced to the prospectus. The Company is not affiliated with any third-party source and did not commission any of the reports relied upon in the prospectus.

4.	Please remove reference to your “strong culture” on page 6 as this represents subjective language that cannot be objectively substantiated. Similarly remove the reference to a “strong emotional connection” on page 97.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 6, 90 and 100.

Market and Industry Information, page ii

5.	We note the statement that you believe the estimated market position, market opportunity and market size information included in this prospectus is “generally” reliable. Please revise to clarify for investors that you believe all such information is reliable.

The Company has revised its disclosure in response to the Staff’s comment. Please see page ii.

Securities and Exchange Commission

January 27, 2014

Prospectus Summary, page 1

6.	Please provide a discussion of potential conflicts of interest with Lee Equity. We note for example that Lee Equity will appoint a majority of your directors and those directors will have no obligation to present corporate opportunities to you and that Lee Equity or its affiliates may compete with you.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 9.

Create, Take, Bake, page 1

7.	You appear to be using “Take ‘N Bake” to refer to a category of restaurant. Please clarify at first use or advise.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 1.

8.	Please remove the word “unique,” as it appears that other restaurants offer the service of taking a pizza home to bake. Similarly revise at page 63.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 1, 8, 65, 86 and 92.

9.	Please refer to the third paragraph. Please further explain what makes your food, meat and other ingredients “high-quality” as used here and elsewhere and what makes some of your toppings and products “gourmet” as used on page 8 and elsewhere. For instance, do you use only organic vegetables, grass-fed beef or locally sourced produce? Are your pork products only from pasture-raised pigs, for example?

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its food, meat and other ingredients are high-quality based on several factors. For example, the Company’s pizza dough is made in-store, starting with flour, water then yeast, as opposed to pre-made dough, par-baked dough or frozen dough. The Company’s guidelines provide that all pizza dough must be used to make pizzas within 72 hours of preparation. Our stores use whole-milk mozzarella cheese, as opposed to lower-quality part-skim mozzarella cheese, which is often referred to as “pizza cheese” by various other national pizza chains in their nutrition guidelines as posted on their websites. In addition, all of the cheese used in our pizzas is delivered in blocks to the stores and must be shredded on-site. Block cheeses have fewer additives than pre-shredded cheeses, which are often frozen. The sauce used in our pizzas is made seasonally out of whole fresh tomatoes rather than tomato paste, which is the base for sauces used by various other pizza chains, according to their web sites.

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January 27, 2014

Our meat ingredients, including our ground beef and sausage, do not contain any textured vegetable proteins or other fillers, and most of the vegetable ingredients used in our pizzas are delivered to stores whole and are then chopped on-site. All vegetables are delivered fresh and are never frozen.

The Company has also been recognized for its high-quality food. The Company was rated the #1 Pizza/Italian Chain in 2013, 2012 and 2011, including the #1 ranking in 2013 and 2012 for “Food Quality,” by Nation’s Restaurant News Consumer Picks Survey. The Company was also named the #1 Pizza Chain in 2012, 2011 and 2010 in a number of categories, including “Taste and Flavor of Food,” “Quality of Food” and “Freshness of Food,” by NPD Crest Customer Survey. Additionally, the Company was ranked #1 in “Food Taste and Flavor” and “Food Quality” across all pizza chain categories in which it qualifies in 2013, and as the #1 Pizza/Italian Chain in the “Food and Beverage” category in 2013 by Technomic, which noted in its report that one of the reasons for the Company’s high rankings was its high-quality menu items.

Our gourmet toppings refer to those used in chef-designed, premium-line pizzas created specifically for our stores. These premium-line pizzas and the toppings used on them, such as fresh spinach, arugula, artichoke hearts, sun-dried tomatoes, fennel sausage and feta cheese, are not typically found at traditional pizza chains. Examples of the premium-like pizzas include Goat Cheese & Fennel Sausage (creamy garlic sauce, pepperoni, spinach, fennel sausage, mushrooms, goat cheese and zesty herbs), Fennel Sausage & Sun-dried Tomato (red sauce, pepperoni, fennel sausage, sun-dried tomatoes, green onions, black olives and feta cheese) and Prosciutto & Arugula deLite (red sauce, prosciutto, fresh mozzarella and arugula).

10.	We note the reference to fresh ingredients here and elsewhere. With a view to revised disclosure please explain to us what makes your meat ingredients “fresh.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that many of its ingredients and its pizzas themselves are fresh. However, the meat ingredients are not fresh. Accordingly, the Company has revised its disclosure in response to the Staff’s comment. Please see pages 1, 4, 5, 7, 8, 65, 86, 88, 89, 91, 92 and 93.

11.	Please remove reference to your “track record” of profit growth on page 3 in light of the net losses incurred in your most recently completed fiscal year. Please similarly remove the reference to “continued… profit growth” on page 4.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 3, 4, 87 and 88.

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January 27, 2014

12.	In one of the opening paragraphs, please include your revenue and income or net loss for the most recent audited period and interim stub. This will provide investors with a snapshot of your company.

The Company has revised the disclosure in response to the Staff’s comment. Please see page 1.

13.	Please refer to the paragraph on page 3 before the “Our Industry” section. Please refrain from referring to compound growth rates as these represent 2 discrete snapshots in time but do not show trends or events during the remaining period.

The Company acknowledges the Staff’s comment and has removed references to compound growth rates in the text on pages 2, 3 and 87. The Company notes that it has left the references to compound annual growth rate in the charts on pages 2, 3, and 87 as the information for each annual period is also available in the charts.

Our Competitive Strengths, page 4

Differentiated Concept, page 4

14.	Please remove statements in this section and elsewhere that certain aspects of your business “differentiate” you from your competitors in cases where some other restaurant chains may also have similar attributes or substantiate these claims to us. For example, in this regard we note that aspects of your business are only unlike “some” national pizza chains. Similarly revise at page 84, under “Our Competitive Strengths,” and throughout, as necessary.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 4, 8, 88 and 92.

Loyal Customer Base, page 5

15.	Please revise to clarify what you mean that your core target customer “more focused on quality relative to pricing and promotions.”

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 5 and 89.

Franchised Business Model Provides Platform for Growth, page 6

16.	We note the statement that “[yo]ur annual capital expenditures as a percentage of revenues, excluding acquisitions and the installation of [y]our point-of-sale system, have been approximately two percent during 2011 and 2012.” Please tell us why you exclude the installation of your point-of-sale system from this metric.

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January 27, 2014

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in the ordinary course of business, franchise owners pay for the installation of point-of-sale systems and costs related thereto. However, in February 2010, the Company entered into a one-time agreement with a point-of-sale system supplier and several of its franchisees related to disagreements with the supplier over the functionality of its point-of-sale systems and the Company’s contractual purchase commitments. At the same time, the Company also entered into agreements with its then existing and former franchise owners pursuant to which the Company agreed to provide the franchise owners using the old point-of-sale systems with new point-of-sale systems and related support functions for one year at no cost to the franchise owners. The $1.2 million of aggregate costs associated with this one-time, system-wide installation of a new point-of-sale system for all franchise stores were incurred in 2011 and 2012, and represented 2.1% and 0.1% of the Company’s revenues in 2011 and 2012, respectively. The Company does not expect to enter in such agreements in the future. Because costs associated with installing or upgrading point-of-sale systems are typically incurred by franchise owners and the system-wide installation of the new point of sale system was a component of these one-time agreements, the Company excluded such costs from the annual capital expenditures for the purposes of calculating this metric.

17.	Please revise the second-to-last sentence of the first paragraph to state the percentage of your revenues from ongoing royalties and fees paid to you by franchise owners so that investors can better understand what you mean.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 6 and 90.

18.	Please balance the statement in the last sentence of the first paragraph regarding “minimal direct exposure to changes in commodity and other operating costs” to clarify the percentage of your revenues that are from company-owned stores exposed to commodity and other operating costs.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 6 and 90.

19.	Please refer to the last sentence of the second paragraph. With a view to revised disclosure please tell us whether you believe, or know if, franchisees from other franchisors also have access to SBA guaranteed loans.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is aware that franchisees from other franchisors also have access to SBA-guaranteed loans based on publicly available information provided by the SBA. The Company has revised its disclosure in response to the Staff’s comment. Please see pages 6 and 90.

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January 27, 2014

Our Growth Strategies, page 7

Open Stores in Existing and New Market, page 7

20.	You state that you “expect [y]our franchise owners to open between 100 and 105 stores in 2013.” Please update this number, to the extent practicable or advise. Please also revise to state the number of franchise stores and company owned stores you plan to open in 2014, if known or practicable. To the extent that your expansion plans may require material capital outlays please revise to discuss in the Management’s Discussion and Analysis on page 63.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 2, 7, 21, 22, 66, 87 and 91. The Company respectfully advises the Staff that the number of franchise stores and company-owned stores that it expects to open in 2014 is not yet known, and the Company’s current store expansion plans do not require material capital outlays.

Improve Profitability and Leverage Our Infrastructure, page 8

21.	We note that you have “the ability to support over 500 franchise owner entities.” Please revise to also state that you are currently supporting 540 franchise owners.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 8 and 92.

Our Private Equity Sponsor, page 9

22.	Please remove the statement “Lee Equity focuses on partnering with top-tier management teams to help build companies with differentiated market positions and high growth potential.” We note that this is not an offering for the securities of Lee Equity.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 9.

23.	Please revise to define “industry verticals.”

The Company has revised its disclosure in response to the Staff’s comment. Please see page 9.

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January 27, 2014

Risk Factors, page 19

24.	Please provide a risk factor addressing that in many jurisdictions your products are not subject to sales tax and the risks posed to you if this were changed.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 35 and 36.

Our results of operations and growth strategy, page 22

Product liability exposure, page 23

25.	Please revise to also address the risk that a franchisee’s failure to comply with food quality or preparation requirements could subject you to litigation, even if you are not legally liable for a franchisee’s actions, or advise.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 24.

Lee Equity will continue to have significant influence over us, page 38

26.	Please expand this risk factor to discuss other corporate actions that Lee Equity may exert significant influence over, such as the authorization of additional stock or acquisitions.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 40.

Use of Proceeds, page 43

27.	Please revise the second paragraph to state the current interest rate for your new senior secured credit facilities.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 45.

Unaudited Pro Forma Condensed Combined Financial Information, page 48

Unaudited Pro Forma Condensed Combined Balance Sheet, page 50

28.	Please revise to reflect the pro forma effects of the reorganization plan to be completed prior to the completion of this offering to include the exchange of all of your preferred shares for shares of common stock and the reverse split of your common stock.

Securities and Exchange Commission

January 27, 2014

The Company has revised its pro forma disclosure in response to the Staff’s comment. Please see pages 50, 52 and 55.

Note 4(a) Recapitalization, page 52

29.	The sum of the adjustments detailed in this note does not appear to total the $4.363 million adjustment reflected in the “recapitalization” column of the balance sheet. Please provide a detailed break-out of the adjustment and reconcile.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure to reconcile the adjustment. Please see page 54.

Note 4(c) Recapitalization, page 52

30.	The sum of the adjustments detailed in this note do not total the $28,000 adjustment reflected in the balance sheet. Please provide a detailed break-out of the adjustment and reconcile.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure to reconcile the adjustment. Please see page 54.

Key Operating Metrics, page 65

31.	We note that average weekly sales (AWS) consists of the average weekly sales of both franchise and company-owned stores. In the table on page 66, and elsewhere as applicable, please consider noting parenthetically that AWS is system-wide.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 68.

Management’s Discussion and Analysis, page 63

Results of Operations, 69

32.	We note that you present costs and expenses in dollars and as a percentage of total revenues. With respect to store operating costs, please consider whether it would be more meaningful to investors to present such costs as a percentage of company-owned store sales rather than total revenues.

The Company has revised the disclosure in response to the Staff’s comment. Please see page 71.

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Contractual Obligations, page 78

33.	Please tell us the components of the $167,974,000 of long-term debt obligations as of December 31, 2012 and reconcile it to your balance sheet amounts.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the $167,974,000 of long-term debt obligations as of December 31, 2012 consists of the principal amount and assumed interest payments thereon, as set forth below in dollars in thousands. The principal amount of $125,280,000 is recorded on the Company’s balance sheet as of December 31, 2012 as (i) Current portion of long-term debt in the amount of $880,000 and (ii) Long-term debt, net of current portion, in the amount of $124,400,000.

	Principal	Interest	Total long-term debt
2013	880	8,922	9,802
2014	880	8,743	9,623
2015	880	8,692	9,572
2016	880	8,664	9,544
2017	85,560	5,962	91,522
2018	36,200	1,170	37,910

Total	125,280	42,694	167,974

Business, page 83

New Store Format, page 96

34.	Please revise to state the expected cost you will bear for converting existing stores on a per store basis and in the aggregate in 2014. Consider updating your Management’s Discussion and Analysis as appropriate.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 99.

35.	Please revise to state if existing franchisee locations will be converted. If so please state the expected cost to them and whether it will be at their option.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 99.

Franchise Advisory Board and Franchise Convention, page 96

36.	Please revise to explain the basis for your statement that your franchise owners have “fewer failures than their peers.”

Securities and Exchange Commission

January 27, 2014

The Company has revised its disclosure in response to the Staff’s comment. Please see page 99.

Marketing, page 97

Menu Strategy, page 97

37.	Please provide to us the basis for the statement that you have “w[o]n market share from [y]our competitors.”

The Company has revised its disclosure in response to the Staff’s comment. Please see page 100.

Management, page 102

38.	Please revise to provide disclosure in this section regarding your principal financial officer David Reid.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 105 and 106.

Executive and Director Compensation, page 107

39.	In your next submission provide all of the information required by Item 402 of Regulation S-K.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 110 to 117.

Certain Relationships, page 114

Employee Loans, page 115

40.	Please revise to explain here your relationship with Papa Murphy’s International LLC.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 119.

Principal and Selling Stockholders, page 117

41.	Please revise to include the natural person who has voting and investment control of the shares for each entity listed in the table.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 121 to 122.

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January 27, 2014

42.	When you know who the selling shareholders will be, please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please disclose in your Underwriting section that such sellers are underwriters or provide an analysis as to why you believe such persons are not acting as statutory underwriters.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that at this time, none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

43.	For any selling shareholders that you do not identify as statutory underwriters, please disclose in your Underwriting section that all other selling shareholders may be deemed to be underwriters.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 135.

Note 3, Acquisitions, page F-13

44.	We note that a large portion of the purchase price for store acquisitions in 2013, 2012, and 2011 has been allocated to goodwill. Please tell us what factors have contributed to the significant amount of goodwill being recognized in each purchase. Also, revise to disclose a qualitative description of the factors that make up the goodwill recognized in connection with each of the store purchases in accordance with ASC 805-30-50-1 (a), including any intangible assets that do not qualify for separate recognition.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the factors that have contributed to the goodwill recognized in store acquisitions are primarily the acquired customer bases and to a lesser extent economies of scale expected from combining the operations of the acquired entities with that of the Company. These factors do not qualify for separate recognition apart from goodwill as they do not arise from contractual or legal rights, are not separable, and do not otherwise meet the criteria for an identifiable intangible asset under ASC 805-20-55-2~5. The Company additionally has revised its disclosure in Note 3 to include a qualitative description of the factors that make up goodwill in each acquisition in response to the Staff’s comment. Please see pages F-13, F-14 and F-15 .

Note 4, Prepaid Expenses and Other Current Assets, page F-16

45.

We note per your liquidity discussion on page 74 that you entered into an agreement in September 2013 to acquire $4.5 million of software licenses and that payments will be made to the vendor in five equal payments through August 2014. We also note that $4.5 million has been recorded as a prepaid for “POS

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January 27, 2014

software licenses” in your balance sheet for the period ended September 30, 2013. If this amount represents the licenses referenced in your liquidity discussion, please tell us why the full amount has been recorded as a prepaid asset prior to payments being made to the vendor.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the $4.5 million asset and liability in question does represent the same POS software licenses. The Company entered into a contractual obligation to pay $4.5 million over the next year and received possession of the licenses. We expect to be able to re-sell these licenses to new or existing franchise owners over the next 12 months. As such, they are recorded as an other current asset, not a prepaid expense. The Company has revised its disclosure in Note 4 to more clearly show the distinction between prepaid expenses and other current assets in response to the Staff’s comment. See page F-16.

Note 7, Goodwill, page F-17

46.	Please tell us and disclose how reporting units are defined within the domestic franchise segment for purposes of goodwill impairment testing. Also tell us how goodwill has been allocated to the reporting units and how your treatment is in accordance with ASC 350-20-35.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Domestic Franchise segment is considered one reporting unit for purposes of goodwill impairment testing as the segment does not have any components of a business for which discrete financial information is available and is regularly reviewed by segment management. Only revenue information exists at a more detailed level (e.g., for each individual franchised store) but further discrete financial information (such as gross profit) is not available at the more detailed level.

In connection with the acquisition by Lee Equity in 2010 (the “Lee Equity Acquisition”), goodwill was recognized as a result of application of the acquisition method of accounting under ASC 805. The goodwill was attributed to each reporting unit based on the guidance in ASC 350-20-35-42, by applying any excess of the fair value of the business of each reporting unit over the fair value of the individual assets acquired and liabilities assumed that are assigned to the reporting unit. At the time of the Lee Equity Acquisition, it was determined that all the goodwill was attributable to the Domestic Franchise segment. Since the Lee Equity Acquisition, the Company has acquired a number of restaurants which were considered a business combination. Application of the acquisition method of accounting to the restaurants under ASC 805 increased the goodwill in the Domestic Company Stores segment.

47.	Please tell us why the balance in goodwill in the domestic franchise segment remains unchanged despite purchases of franchised stores in 2012 and 2013.

Securities and Exchange Commission

January 27, 2014

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the purchase of franchise stores in 2012 and 2013 did not affect the balance of goodwill in the Domestic Franchise segment because the reduction of franchise stores is not related to a disposition, there was no impairment of goodwill and there was no change in the reporting structure for this segment.

When the Company purchases franchise stores from franchise store owners, the impact on the Domestic Franchise segment primarily relates to a reduction in the number of franchise agreements the Company has in place. As a reduction in the number of franchise agreements is not related to a disposition, ASC 350-20-40 Derecognition was not considered relevant.

In addition, the Company did not recognize any impairment of goodwill related to its acquisition of franchise stores in 2012 and 2013. The Company added 74 and 93 new domestic franchise stores to its system in 2012 and 2013, respectively. Therefore, the decrease in franchise royalties and other fees related to the six and 10 franchise stores that the Company acquired in 2012 and 2013, respectively, did not result in an impairment of goodwill for the domestic franchise reporting unit under ASC 350-20-35 Subsequent Measurement.

The Company manages the entire group of domestic franchise stores as one operating segment and reporting unit and there has been no change to this structure in 2012 and 2013. Accordingly, the purchases of franchise stores does not represent a reorganization of internal reporting structure described in ASC 350-20-35-45~46, which requires reassignment of goodwill to a different reporting unit in a reorganization of internal reporting structure.

Note 8, Intangible Assets, page F-17

48.	Please tell us how franchise relationships are assessed for impairment each reporting period and how the purchase of franchised stores by the company impacts the intangible asset’s balance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the franchise relationships have been amortized over their estimated useful life since initial recognition in 2010 when the Company was acquired by Lee Equity. Franchise relationships are grouped with the other assets and liabilities of the domestic franchise segment for evaluating impairment in accordance with ASC 360-10-35-23~25 because they are the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities of the Company.

During each reporting period, the Company evaluated under ASC 360-10-35-21 whether there were events or changes in circumstances, which indicated that the carrying amount of the franchise relationships may not be recoverable (“triggering events”). Such triggering events include, but were not limited to, significant under-

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performance relative to expected and/or historical results and significant negative industry or economic trends. Given the number of new franchised stores added to the segment, the purchase of six and 10 franchised stores out of approximately 1,300 franchised stores in 2012 and 2013 was not considered a triggering event indicating impairment. Accordingly, the Company believes there have been no triggering events that required an impairment test of the franchise relationship asset.

ASC-805-20-25-14 states “As part of a business combination, an acquirer may reacquire a right that it has previously granted to an acquiree to use on or more of the acquirer’s recognized or unrecognized assets…. A reacquired right is an identifiable intangible asset that the acquirer recognizes separately from goodwill.” In this regard, the Company recognized reacquired franchise rights separately upon the purchase of franchise stores by the Domestic Company Store segment. The value of the reacquired rights was determined based upon the estimated cash flows in excess of estimated royalty cash flows, which the Company was already entitled to under the franchise agreements, over the remaining contractual lives in accordance with ASC 805-20-30-20.

As explained above, the Domestic Franchise segment as a whole constitutes a unit of account for purposes of an impairment test of a franchise relationship. Given the number of new franchise stores added to the segment, the purchase of six and 10 franchise stores in 2012 and 2013, respectively, out of over 1,000 franchise stores was not considered a triggering event indicating impairment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Ken Calwell
Chief	Executive Officer
Papa	Murphy’s Holdings, Inc.